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# Posts
eaglebarcc

**eaglebarcc**
Max Styler · Something Beautiful

WE'RE BUILDING A LEGACY.
JOIN US.
A TRULY UNIQUE OPPORTUNITY HAS ARRIVED. WE ARE BUILDING THE NEXT PREMIER DESTINATION FOR OUR COMMUNITY—A FULLY RENOVATED SPACE WITH STATE-OF-THE-ART LIGHTING, SOUND, AND A BEAUTIFUL NEW PATIO. THIS IS MORE THAN A BUSINESS; IT'S A LEGACY PROJECT. WE ARE OFFERING A LIMITED REVENUE-SHARING OPPORTUNITY FOR OUR COMMUNITY MEMBERS TO BECOME FOUNDING PARTNERS IN THIS VENTURE. THIS IS YOUR CHANCE TO CTLY INVEST IN A LANDMARK BUSINESS
AN ARE S FOR YEARS TO COME.
under.com/eaglecathedralcitylimited

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**eaglebarcc** Eagle Cathedral City is on a mission to build something incredible and we're inviting you to join the journey! Our revenue sharing opportunity is now open. If you're ready to be part of something amazing, let's do this!

Make your reservation at